THE BUSINESS OF REAL ESTATE

EXHIBIT (a)(1)(G)

INSTRUCTIONS TO PARTICIPANTS
IN REALOGY CORPORATION EMPLOYEE SAVINGS PLAN

Dear Employee Savings Plan Participant:

On Monday, August 28, 2006, Realogy Corporation, a Delaware corporation (the “Company”), commenced an offer to purchase for cash up to 32,000,000 shares of the common stock of the Company. Copies of the relevant documents making the Company’s offer (which together constitute the “Offer”) are enclosed with this letter. You are urged to examine the Offer carefully. Summary information concerning the Offer and the deadline for participation in the Realogy Employee Savings Plan (the “Savings Plan”) appear below.

Please note this letter is for the Savings Plan only, and not for any personal shares you hold outside of the Savings Plan. Pursuant to the terms of the Savings Plan, as a plan participant, you may direct the trustee of the Savings Plan (Merrill Lynch) to tender plan shares attributable to your Savings Plan account into the tender, and the trustee will follow your instructions subject to and in accordance with the terms of the Savings Plan and ERISA.

Account Type	Employee Savings Plan
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Stock	REALOGY CORPORATION Ticker Symbol – H
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Opt – 1 Specific Price	Stockholder may select a specific price at which they will tender all or some of their shares. The price must not be in excess of $23.00 nor less than $20.00, being in multiples of $0.10 per share.
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Opt – 2 Company Price	Shareholder may agree to tender their shares at the Company Price which will be determined at the end of the Tender Period. NOTE: this price will not be determined until the end of the offer period.
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Process	The Company will determine the lowest single per share purchase price that will allow it to purchase up to 32,000,000 shares taking in account the number of shares so tendered and the prices specified by tendering stockholders.	Please note that the Offer is subject to odd lot, proration and conditional tender provisions that are detailed in the Offer.
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Terms	The Offer is not conditioned on any minimum number of shares being tendered. The Offer is, however, subject to certain other conditions described in the Offer.	The shares are sold without any commission or fees.
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Additional Information	To participate in the Offer, call 1-866-231-4015 no later than 3:00 p.m., New York City time, on 09/22/06 (or if the offer is extended, no later than 3:00 p.m., New York City time, on the second business day prior to the expiration of the extended period).
	The Offer, proration period, and withdrawal rights will expire at 5:00 p.m., New York City time, on 09/26/06, unless otherwise extended.	If you choose to withdraw an election you have made, we must receive your withdrawal instructions no later than 3:00 p.m., New York City time, on 09/22/06 (or if the offer is extended, no later than 3:00 p.m., New York City time, on the second business day prior to the expiration of the extended period).
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